15048471

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Wash., DC 404

SEC FILE NUMBER
8- 68925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lexington Park Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Millenia Blvd Suite 1075
(No. and Street)

Orlando (City) Florida (State) 32839 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Z Fischer 561-483-6335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liggett, Vogt & Webb P.A.
(Name – *if individual, state last, first, middle name*)

432 Park Avenue South 10th Floor (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

OATH OR AFFIRMATION

I, Rajib Das, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lexington Park Capital Markets, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Known personally to me

President

Title

Karen Z. Fischer
COMMISSION # FF165001
EXPIRES: Nov. 22, 2018
WWW.AARONNOTARY.COM

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5 AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Lexington Park Capital Markets, LLC

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon and Supplemental Report on Exemption)

CONTENTS

LIGGETT, VOGT & WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets, LLC
Miami, Florida

We have audited the accompanying financial statements of Lexington Park Capital Markets, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and member's capital and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Lexington Park Capital Markets, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Lexington Park Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Lexington Park Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Lexington Park Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liggett, Vogt & Webb, PA

Liggett, Vogt & Webb P.A.

New York, New York
February 23, 2015

Lexington Park Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	23,204
Prepaid Expenses		3,353
TOTAL CURRENT ASSETS		26,557
TOTAL ASSETS	$	26,557

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$	7,565
TOTAL CURRENT LIABILITIES		7,565
MEMBER'S EQUITY		
Member's Capital		32,123
Net Loss		(13,131)
TOTAL MEMBER'S EQUITY		18,992
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,557

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES:	$	0
EXPENSES:		
Occupancy		4,000
Professional Fees		7,500
Regulatory Fees		850
Other General and Administrative		781
TOTAL EXPENSES		13,131
NET LOSS FROM OPERATIONS BEFORE INCOME TAXES		13,131
Income Tax Expense		0
NET LOSS	$	13,131

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	18,000
Contributions		14,123
Net Loss		(13,131)
Balance, December 31, 2014	$	18,992

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(13,131)
Adjustment to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Increase in Prepaid Expenses		(3,353)
Increase in Accounts Payable and Accrued Liabilities		6,565
Net Cash Used by Operating Activities		(9,919)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		14,123
NET INCREASE IN CASH		4,204
CASH AT BEGINNING OF YEAR		19,000
CASH AT END OF YEAR	$	23,204

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year:		
Interest	$	-
Taxes	$	-

See accompanying notes to financial statements.

Lexington Park Capital Markets, LLC
Notes to Financial Statements
Year Ended December 31, 2014

(1) Organization

Lexington Park Capital Markets, LLC ("the Company") is a wholly owned subsidiary Lexington Park Group, LLC, with offices in New York. Founded in 2011, the Company is a knowledge-based investment firm with the business objective of creating long-term added value for its clients.

Lexington Park Capital Markets, LLC is a member of FINRA and SIPC.

Lexington Park Capital Markets, LLC has been formed to provide private placement services to middle market companies and has developed structured programs for arranging financings and effecting M&A transactions. Lexington Park Capital Markets, LLC expects that 50%-60% of its business will be related to M&A representation, with the remaining 40%-50% related to arranging financings.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

The Company maintains its cash in bank account at high credit quality financial institution.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets,

such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2014, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

(d) Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2014.

Although the Company has not been made aware of any such examinations being conducted, the past three tax years remain open for federal or state examinations.

(e) Management Estimates

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Prepaid Expenses

In December the firm prepaid its 2015 registration fees of $330 to FINRA. The company also has $3,023 on deposit in its Central Registration Depository account with FINRA for future regulatory expenses.

(g) Concentration, Risk and Credit Risk

The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31, 2014, amounts in the bank were not in excess of FDIC insured limits.

(h) Revenue and Expense Recognition

The Company intends to earn revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. The Company has not earned any fees during the audit period.

(i) Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

(3) Related Party Transactions

During 2014, the Company incurred costs of $3,000 for the sublease of the two offices to Lexington Park Advisors, LLC. Rajib Das, the 100% Partner of this Broker Dealer is also 100% Partner of Lexington Park Advisors, LLC. The rent was treated as a contribution from the Partner on the books of the Company.

(4) Commitments and Contingencies

As of May, 2014, the Company entered into a sub-lease agreement with Lexington Park Advisors, LLC for the use of the New York office, for $500 a month, In October 2014 the Company amended the sublease to include the Orlando, Florida office with rent of $300 a month for the FL office and reduce NY office to $200 a month. The sub-lease is on a month to month basis with no expiration date, therefore no minimum lease payments are disclosed. Rent expense for the year ended December 31, 2014 is $4,000.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $15,639 which was $10,639 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .48 to 1.

(6) Subsequent Event

The Company has evaluated subsequent events for the disclosure purposes through February 23, 2015.

Supplemental Information

LEXINGTON PARK CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

Net capital computation:

Total member's equity	$ 18,992
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expense	3,353
Total non-allowable assets	3,353
Net capital before haircuts on securities positions	15,639
Total haircuts on securities	-
Net capital	15,639
Required minimum capital	5,000
Excess net capital	$ 10,639

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 7,565
Ratio of aggregate indebtedness to net capital	.48 TO 1

Reconciliation:

Net capital, per unaudited December 31, 2014 FOCUS report, as filed	$ 15,639
Audit Adjustments	-
Net capital, per December 31, 2014 audited report, as filed	$ 15,639

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the FOCUS Form X-17a-5 Part II, as filed by the Company on January 23, 2015.

Lexington Park Capital Markets, LLC

STATEMENT REGARDING SEC RULE 15c3-3

December 31, 2014

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(i) for A and B. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

LIGGETT,
VOGT &
WEBB P.A.
CERTIFIED PUBLIC ACCOUNTANTS

432 Park Avenue South, 10th Floor
New York, NY 10016 / (212) 481-3490

1500 Gateway Boulevard, Suite 202
Boynton Beach, FL 33426 / (561) 752-1721

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lexington Park Capital Markets LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Lexington Park Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lexington Park Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) limited business (investment banking) (the "exemption provisions") and (2) Lexington Park Capital Markets, LLC stated that Lexington Park Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lexington Park Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lexington Park Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liggett, Vogt & Webb, PA
LIGGETT, VOGT & WEBB, P.A.

New York, New York
February 23, 2015

Lesxington Park Capital Markets, LLC
4700 Millenia Blvd
Suite 1075
Orlando, Florida 32839

February 5, 2015

Liggett, Vogt & Webb, P.A.
432 Park Ave South, 10th Fl
New York, NY 10016

Exemption Report

RE: Lexington Park Capital Markets, LLC. year end 2014 Certified Audit

Lexington Park Capital Markets, LLC. is operating under the k2-I exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Karen Z Fischer
Financial and Operations Principal